February 3, 2020

Lisa A. Conte
Chief Executive Officer
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, CA 94105

       Re: Jaguar Health, Inc.
           Registration Statement on Form S-1
           Filed January 22, 2020
           File No. 333-236016

Dear Ms. Conte:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1

Incorporation of Information by Reference, page 138

1. It appears that you are ineligible to incorporate by reference because you have not filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year as required by General Instruction VII.C of Form S-
       1. Please revise to include all of the disclosure required by Form S-1. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Lisa A. Conte
Jaguar Health, Inc.
February 3, 2020
Page 2

       Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.



                                                       Sincerely,
FirstName LastNameLisa A. Conte
                                                       Division of Corporation
Finance
Comapany NameJaguar Health, Inc.
                                                       Office of Life Sciences
February 3, 2020 Page 2
cc:       Donald C. Reinke, Esq.
FirstName LastName